Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

06017738

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Monday 16 October 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

PROCESSED
OCT 31 2006
THOMSON
FINANCIAL

dlw 10/26

Name: Simone Tinney
Title: Communication Assistant

Antisoma's preliminary results for the year ended 30 June 2006

ANTISOMA

16 October 2006, London, UK: Cancer drug developer Antisoma plc (LSE: ASM, UKOTC: ATSMY) today announces its preliminary results for the year ended 30 June 2006. These results have been prepared under International Financial Reporting Standards ('IFRS').

Announced today

- Positive tumour response data from phase II trial of AS1404 in ovarian cancer (see separate release)

Highlights of 2005/2006

AS1404
- Positive phase II survival data in lung cancer
- Promising preliminary phase II data in prostate and ovarian cancers
- Worldwide rights regained, new partner sought
- Preparing for phase III trial in lung cancer

AS1411
- Positive phase I data in renal cancer, including tumour responses
- Granted orphan drug status in renal cancer in US and EU

AS1402
- Phase I trial in breast cancer successfully completed

AS1409
- Renal cancer and melanoma selected as phase I indications

Financial highlights
- £6.55 million raised in placing
- Cash and liquid resources of £14.9 million at 30 June 2006 (2005: £25.0 million)
- Full-year net loss of £16.9 million (2005: £6.7 million)

Commenting on the results, Glyn Edwards, CEO of Antisoma, said: "This year has been our best to date for announcement of positive clinical data supporting our products. Going forward we have a very clear focus on partnering AS1404 and advancing our products, and we look forward to another exciting year ahead."

Enquiries:

Antisoma plc +44 (0)20 8799 8200
Glyn Edwards, Chief Executive Officer
Raymond Spencer, Chief Financial Officer
Daniel Elger, Director of Communications

Buchanan Communications (UK enquiries) +44 (0)20 7466 5000
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich

Except for the historical information presented, certain matters discussed in this preliminary announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by this preliminary announcement. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

We have made important advances in our business during the past year. We have presented positive efficacy and safety findings for AS1404. Our clinical data on AS1411 has strengthened significantly. AS1402 has successfully completed phase I trials. Further drugs have progressed towards the clinic.

We remain committed to maximising returns from this promising pipeline. Our strategy is to develop some drugs through late-stage trials ourselves and to license others to pharmaceutical partners. Among our three clinical products, we retain all rights to AS1411 while AS1404 and AS1402 had been licensed to Roche. During the year we regained marketing rights to these two drugs. Plans for their further development and commercialisation have therefore changed, with the Company now planning to re-partner AS1404.

Positive AS1404 data support partnering drive

In June we announced positive data from a phase II lung cancer trial of our vascular disrupting agent AS1404. This compared patients receiving AS1404 plus chemotherapy with patients receiving chemotherapy alone. The AS1404 group showed improved response rates, time to tumour progression and survival. Moreover, AS1404 did not exacerbate the side-effects of chemotherapy.

At the same time, for commercial reasons, Roche decided that it would not be exercising its option to acquire rights to AS1404. Though this caused an adverse share price reaction, the Directors see a positive opportunity: we can now seek a new partnership with terms that reflect the considerable value added since AS1404 was originally licensed to Roche. AS1404 has broad and substantial sales potential and we believe that a deal with a strong marketing partner is the best route to extract value from this product for Antisoma's shareholders.

Recent data have reinforced our view of the commercial potential of AS1404 and caused a significant recovery of our share price. During September we announced final data from the lung cancer trial, gathered after all patients had been followed up for at least 12 months. These showed one of the largest survival advantages ever seen in a trial adding a novel therapy to first-line chemotherapy for lung cancer. Patients receiving AS1404 with chemotherapy had a median survival of 14 months, compared with 8.8 months for patients receiving chemotherapy alone. Also during September we announced the first findings from a phase II trial of AS1404 in prostate cancer. These showed a marked improvement in PSA response when AS1404 was added to chemotherapy. We now have good evidence of the drug's effects in two of the 'big four' cancer indications – lung and prostate cancers – clearly endowing AS1404 with blockbuster potential. A third phase II trial in ovarian cancer reported initial findings at ASCO 2006; we have today announced new positive findings from this trial, which are detailed in a separate release.

Given the considerable body of clinical and other data supporting AS1404, we are confident that we will be able to strike a development and commercialisation deal with a strong partner. There has been widespread interest and talks are ongoing with a number of companies. Reaching an optimal partnering agreement for AS1404 is our top priority for the immediate future. In the meantime, we are building on the positive data from the phase II programme by preparing for a pivotal phase III trial in lung cancer.

AS1411 data support rapid development

During September and October 2006 we reported new data from the phase I trial of our aptamer drug AS1411. This had been extended following promising initial findings in patients with renal cancer. Final data included 12 patients with renal cancer, all with advanced metastatic disease and many of whom had received several previous treatments. In this group there were two cases of profound tumour shrinkage while seven further patients had at least two months of disease stabilisation. The completed study also included five patients with advanced lung cancer, two of whom had stable disease for at least two months.

The renal cancer results with AS1411 are very encouraging given the nature of the patients included in the trial. We are therefore making renal cancer a priority indication for the drug, and expect to start a phase II trial in this cancer during 2007. We are examining opportunities for accelerated development. We now also have the benefit of orphan drug status for renal cancer in both the US and the EU.

Meanwhile, preclinical findings have continued to expand the range of other cancer indications where AS1411 appears to have activity. During 2007 we expect to start a phase II trial in a blood cancer indication in parallel with our planned renal cancer trial.

AS1402 now ready for phase II trials
In June the results of a phase I trial of our antibody drug AS1402 (formerly R1550) in breast cancer were reported. The trial showed that AS1402 was well-tolerated at all doses tested, clearing the way for the drug to move into phase II efficacy studies in patients with less advanced cancer. A number of the patients in the phase I study showed prolonged stable disease despite having relapsed after multiple previous treatments.

AS1402 was formerly being developed by Roche under our alliance. After completion of phase I trials, the companies agreed that rights to the drug should be returned to Antisoma. We are now preparing to conduct a phase II study in earlier-stage breast cancer patients. Evidence from other antibody studies suggests that patients with less advanced disease are most likely to benefit from therapies of this kind. It is probable that we will seek a new partner for AS1402 if the next trial proves successful.

AS1409 to enter clinic in 2007
AS1409 is the result of an antibody-engineering collaboration with EMD-Lexigen. It delivers IL12, an agent known to have anti-cancer properties, to tumours. In August 2006 we announced that we had selected renal cancer and melanoma as indications for phase I testing. The clinical trial is expected to begin during 2007.

Finances reflect continued investment in pipeline
Our financial results reflect continuing investment in our pipeline of cancer drugs. Total research and development costs have increased from £12.3 million last year to £16.6 million, taking total operating costs to £21.4 million (from £17.0 million last year). We closed the year with £14.9 million in cash and liquid resources compared with £25.0 million last year. This reflects our operating expenditure offset by the addition of £6.6 million through a fundraising completed in December 2005.

Investment will continue as we build on the positive phase II data for AS1404 by progressing the drug into phase III and take other promising products such as AS1411 forward through trials. Our expectation is that partnering of AS1404 would provide substantial additional financial resources to invest in our pipeline. To put our current development plans into action we will clearly need to secure additional resources from such a deal or another source during the next financial year. As set out in note 1 below, the financial statements have been prepared on a going concern basis and the validity of this depends on the Group successfully obtaining adequate additional funds to continue its activities. The auditors' report to the Financial Statements for the year ended 30 June 2006 will contain an unqualified audit opinion, but is expected to contain an "emphasis of matter" paragraph in this regard.

Recent years' revenues have largely reflected deferred recognition of the upfront payments we received from Roche on signature of our alliance agreement in 2002. These have declined as we have completed the development stages to which the payments were attributed. Thus, this year's revenues were £1.6 million, down from £6.3 million last year. Reduced revenues and increased expenditure on development mean that operating losses are higher at £19.8 million, up from £10.7 million last year.

Substantial newsflow to continue through 2007
This year has been our best to date for announcement of positive clinical data supporting our products. We look forward to significant further newsflow from the programme of phase II trials of AS1404, notably time to tumour progression and survival data from the prostate and ovarian cancer studies, which are expected during 2007. The AS1404 phase III trial in lung cancer is planned to start in 2007. We also expect to advance AS1411 to the next stage of trials, start our phase II trial of AS1402 and begin trials of AS1409. We remain confident that we can create additional value for shareholders as we move forward with these programmes.

Glyn Edwards	**Barry Price**
Chief Executive Officer	**Chairman**

ANTISOMA

Unaudited consolidated income statement
for the year ended 30 June 2006

	2006 £'000	2005 £'000
Revenue	1,630	6,268
Research and development expenditure	(16,569)	(12,285)
Administrative expenses	(4,854)	(4,709)
Total operating expenses	(21,423)	(16,994)
Operating loss	(19,793)	(10,726)
Interest receivable	923	1,505
Loss before taxation	(18,870)	(9,221)
Taxation	1,998	2,477
Loss for the year	(16,872)	(6,744)
Loss per ordinary share		
Basic and diluted	4.55p	2.29p

Unaudited consolidated statement of total recognised income and expense
for the year ended 30 June 2006

	2006 £'000	2005 £'000
Loss for the year	(16,872)	(6,744)
Exchange translation difference on consolidation	(110)	724
Total recognised expense for the year	(16,982)	(6,020)

ANTISOMA

Unaudited consolidated balance sheet as at 30 June 2006

	2006 £'000	2005 £'000
ASSETS		
Non-current assets		
Goodwill	6,133	6,177
Intangible assets	19,008	19,118
Property, plant and equipment	618	979
	25,759	26,274
Current assets		
Trade and other receivables	2,828	2,698
Short-term deposits	5,506	7,500
Cash and cash equivalents	9,412	17,544
	17,746	27,742
LIABILITIES		
Current liabilities		
Trade and other payables	(4,970)	(5,771)
Provisions	(16)	(31)
Net current assets	12,760	21,940
Total assets less current liabilities	38,519	48,214
Non-current liabilities		
Deferred tax liabilities	(6,133)	(6,177)
Other non-current liabilities	(573)	(885)
Provisions	(24)	(11)
	(6,730)	(7,073)
Net assets	31,789	41,141
Shareholders' equity		
Share capital	8,040	7,659
Share premium	76,221	69,647
Other reserves	20,209	20,319
Retained loss	(72,681)	(56,484)
Total shareholders' equity	31,789	41,141

Unaudited consolidated cash flow statement
for the year ended 30 June 2006

ANTISOMA

	2006	2005
	£'000	£'000
Cash flows from operating activities		
Cash used in operations	(19,646)	(14,917)
Interest received	937	1,561
Research and development tax credit received	1,698	877
Net cash used in operating activities	(17,011)	(12,479)
Cash flows from investing activities		
Purchase of property, plant and equipment	(70)	(130)
Purchase of intangible assets	-	(430)
Sale of short-term deposits	1,994	6,000
Cash and cash equivalents acquired with subsidiaries	-	1
Acquisition expenses	-	(704)
Net cash from investing activities	1,924	4,737
Cash flows from financing activities		
Proceeds from issue of ordinary share capital	7,192	-
Expenses paid in connection with issue of ordinary share capital	(237)	(46)
Net cash received from/(used in) financing activities	6,955	(46)
Net decrease in cash and cash equivalents	(8,132)	(7,788)
Cash and cash equivalents at beginning of year	17,544	25,332
Cash and cash equivalents at end of year	9,412	17,544

1. Basis of reporting

These financial statements have been prepared by Antisoma plc in accordance with International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretation Committee interpretations ('IFRIC') as adopted for use by the EU and endorsed by 30 June 2006 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. In preparing the underlying financial information, the Directors have applied certain first-time adoption provisions allowed by IFRS 1. Comparative financial information presented for the year ended 30 June 2005 has been restated to conform to the same basis of preparation.

The Group has established IFRS accounting policies for the year ended 30 June 2006 and applied these policies and applicable IFRS 1 transition provisions to determine the opening balance sheet at its date of transition, being 1 July 2004. The impact of transition from UK GAAP to IFRS on Group shareholders' equity as at 30 June 2005 and on the date of transition of 1 July 2004, and on the Group's income statement for the year ended 30 June 2005 was detailed in the Group's interim results released on 21 February 2006 and can be seen on the Group's website.

As set out in the Joint Chief Executive and Chairman's Statement the Group ended the year with £14.9 million in cash and liquid resources. The Group's working capital requirements continue to be determined by its development pipeline. In particular the working capital required to conduct the phase III clinical study in lung cancer for AS1404 exceeds the Group's current cash resources. The Group is in discussions to out-license the development of AS1404. A successful out-license agreement could result in a significant payment to Antisoma for product rights, the transfer of the majority, if not all, of the phase III development costs and, depending on successful development and commercialisation, further milestones and royalties. If the Group is unsuccessful in attracting a licensee on acceptable terms then the Group may seek additional resources through the issue of new equity to continue the development of its products. The data from the current clinical studies of AS1404 and AS1411 give the Directors reasonable expectation that an out-license agreement or alternatively a placing of equity can be secured. The timing and extent of any such transaction, however, represents a material uncertainty. The Group's ability to realise its assets and discharge its liabilities may be adversely affected by an inability to conclude such a transaction in a timely manner. The Directors have prepared the financial information contained herein on a going concern basis, which assumes that the Group will continue in operational existence for the foreseeable future. The financial statements do not reflect any adjustments that would be required if they were to be prepared on a basis other than the going concern basis.

2. Segmental information

The Directors are of the opinion that under IAS 14 - 'Segmental information' the Group has only one business segment, being drug development. In addition, as the Group's activities are virtually all UK based, the Directors are of the opinion that there is only one geographical segment.

3. Cash flows from operating activities

	2006 £'000	2005 £'000
Loss for the year	(16,872)	(6,744)
Add back:		
Interest	(923)	(1,505)
Tax	(1,998)	(2,477)
Adjustments for:		
Impairment of acquired intellectual property rights	-	35
Depreciation of tangible fixed assets	431	435
Loss on disposal of fixed assets	2	9
Share-based payments	675	495
Operating cash flows before movement in working capital	(18,685)	(9,752)
Decrease in debtors	157	1,037
Decrease in creditors	(1,118)	(6,202)
Cash used in operations	(19,646)	(14,917)

4. Shareholders' funds and statement of changes in shareholders' equity

Group	Share capital	Share premium	Other reserve: retranslation	Other reserve: merger	Retained loss	Total
	£'000	£'000	£'000	£'000	£'000	£'000
At 1 July 2004	6,993	69,683	-	4,300	(50,235)	30,741
Loss for the period	-	-	-	-	(6,744)	(6,744)
New share capital issued	666	10	-	15,295	-	15,971
Expenses on share issue taken to share premium	-	(46)	-	-	-	(46)
Share options: value of employee services	-	-	-	-	495	495
Foreign exchange adjustments on consolidation	-	-	724	-	-	724
At 30 June 2005	7,659	69,647	724	19,595	(56,484)	41,141
At 1 July 2005	7,659	69,647	724	19,595	(56,484)	41,141
Loss for the period	-	-	-	-	(16,872)	(16,872)
New share capital issued	381	6,811	-	-	-	7,192
Expenses on share issue taken to share premium	-	(237)	-	-	-	(237)
Share options: value of employee services	-	-	-	-	675	675
Foreign exchange adjustments on consolidation	-	-	(110)	-	-	(110)
At 30 June 2006	8,040	76,221	614	19,595	(72,681)	31,789

These financial statements were approved by the Board of Directors on 12 October 2006 and are unaudited. The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 30 June 2006 or 2005 within the meaning of section 240 of the Companies Act 1985. The financial information, as restated under IFRS, for the year ended 30 June 2005 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies and which are available on request from the Company Secretary, Antisoma plc, West Africa House, Hanger Lane, London, W5 3QR. The auditors' report on those UK GAAP accounts was unqualified and did not contain a statement under either section 237 (2) or 237 (3) of the Companies Act 1985. The statutory accounts for the year ended 30 June 2006 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have indicated that their report will contain reference to the emphasis of matter on going concern disclosed in note 1 above.

ENDS

Details of the findings

The AS1404 trial in ovarian cancer included 77 women with ovarian cancer that had recurred six months or more after treatment with platinum chemotherapy. Patients were randomised to receive either AS1404 plus carboplatin and paclitaxel ('AS1404 group') or carboplatin and paclitaxel alone ('control group'). Outcomes were assessed according to RECIST (Response Evaluation Criteria In Solid Tumours). 36 patients were evaluable for efficacy in the AS1404 group: 27 (75.0%) had a complete or partial response, 7 (19.4%) had stable disease and 2 (5.6%) had progressive disease. 38 patients were evaluable for efficacy in the control group: 24 (63.2%) had a complete or partial response, 11 (28.9%) had stable disease and 3 (7.9%) had progressive disease. All of these outcomes are confirmed except 7 in the AS1404 group and 6 in the control group. The poster presentation is available on the Antisoma website at www.antisoma.com.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology) in August 2001.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.